Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX CLOSES AUSTRIA AND HUNGARY TRANSACTION

MONTERREY, MEXICO. NOVEMBER 2, 2015.– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has closed the sale of its operations in Austria and Hungary to the Rohrdorfer Group for approximately €160.1 million. The transaction was originally announced on August 12, 2015.

The Austrian operations consist of 24 aggregate quarries (approximately 6.47 million metric tons of aggregates sold in 2014) and 34 ready-mix plants (approximately 1.60 million cubic meters of ready-mix sold in 2014). CEMEX’s operations in Austria had net sales of approximately U.S.$241 million in 2014.

The Hungarian operations consist of 5 aggregate quarries (approximately 1.36 million metric tons of aggregates sold in 2014) and 34 ready-mix plants (approximately 0.46 million cubic meters of ready-mix sold in 2014). CEMEX’s operations in Hungary had net sales of approximately U.S.$47 million in 2014.

The proceeds obtained from this transaction will be used mainly for debt reduction and for general corporate purposes.

Bank of America Merrill Lynch, Citigroup, BNP Paribas and Morgan Stanley & Co. International plc acted as financial advisors to CEMEX in this transaction.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit: www.cemex.com

For more information on the Rohrdorfer Group, please visit: www.rohrdorfer.eu

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX or the project herein described to be materially different from those expressed or implied in this release. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.